UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2007

Commission File Number 0-51016

Exeter Resource Corporation

(Translation of registrant's name into English)

Suite 1260, 999 West Hastings Street, Vancouver, B.C. Canada V6C 2W2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes ☐     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

For Immediate Release: NR 07-28

CASPICHE GOLD PROPERTY METALLURGICAL TESTWORK INDICATES POTENTIAL FOR HEAP LEACHING OF OXIDE MINERALIZATION

Vancouver, B.C., November 7, 2007 – Exeter Resource Corporation (AMEX:XRA, TSX-V: XRC, Frankfurt: EXB - “Exeter” or the “Company”) reports that preliminary metallurgical testwork has confirmed that the supergene, oxide, and transition porphyry mineralization intersected earlier this year at its Caspiche gold property in Chile appears to be amenable to heap leaching. The testwork was conducted on composite samples taken from CSDH_013 which averaged 0.9 g/t gold (0.026 oz/ton) over a length of 304 metres (1,000 feet).

Exeter contracted SGS Minerals Services (“SGS”) in Santiago, Chile, to conduct the testwork on 15 composite samples of mineralization, each representing, on average, 20 metres of down-hole length. The testing involved 72 hour bottle roll leach tests conducted on uncrushed material, with samples taken at regular intervals to review the speed of dissolution.

Mineralization encountered in the first 200 metres down-hole, which was essentially oxidized throughout, provided rapid gold dissolution rates and recoveries more normally seen in grinding testwork. With production-level heap leaching, especially over short-term periods (up to 3 months from the start of leaching), significantly lower dissolution rates would be expected. Primary ore (sulphide bearing), located below a depth of 200 metres, leached more slowly and less completely, most probably due to the elevated copper content.

Detailed Test Results

Heap leaching tests are typically carried out in columns on crushed samples of diamond drill core, or on large bulk samples excavated from surface or mine openings. CSDH_13 was a reverse circulation percussion drill hole; consequently samples were comprised of chips and powder much smaller than crushed core. The simple bottle-roll leach tests that were commissioned at SGS can indicate when ores are not amenable to heap leaching but can not be used to predict heap recoveries, which will inevitably be much lower. The tests were carried out on 15 uncrushed down-hole composites and leached at 33% solids for 72 hours in 1%NaCN solution at pH 11.0.

The testwork results are summarized in the following table:

Sample Number	Ore Type	Sample Head Grade Analysis			Gold Recovery % 72 hours
		Geological g/t gold	Assay g/t gold	Calculated g/t gold
1	supergene	0.62	0.53	0.63	79.9
2	oxide	1.17	1.18	1.20	92.6
3	oxide	0.93	1.02	1.14	86.0
4	oxide	0.85	0.83	0.94	84.5
5	oxide	0.88	0.92	1.00	90.3
6	oxide	1.52	1.38	1.74	92.8
7	oxide	0.82	0.83	0.91	93.6
8	transition	0.60	0.71	0.75	81.8
9	sulphide	0.78	0.74	0.69	88.3
10	sulphide	0.82	0.83	0.94	49.0
11	sulphide	1.03	1.00	1.08	60.4
12	sulphide	0.77	0.80	0.73	64.3
13	sulphide	0.90	0.89	0.92	65.2
14	sulphide	0.87	0.95	0.96	64.7
15	sulphide	0.89	0.93	0.92	70.9

Resumption of Drilling at Caspiche

The Company is attempting to secure at least two drill rigs to test the gold porphyry mineralization at Caspiche with a view to completing some 10,000 metres over the next five months. The Company previously reserved drilling rigs with a major drilling company in Chile, however those rigs are no longer available and although rig availability is extremely tight, the Company expects to commence drilling after the Christmas break.

Quality Control and Assurance

Jerry Perkins, a “Qualified Person” within the definition of that term in National Instrument 43-101, Standards of Disclosure for Mineral Projects, has supervised the preparation of the technical information contained in this report.

About Exeter

Exeter Resource Corporation is a Canadian mineral exploration company focused on the discovery and development of gold and silver properties in South America.

At Cerro Moro (100% Exeter), one of 12 epithermal gold and silver properties that constitute a strategic agreement with Cerro Vanguardia S.A., drilling will continue through 2007-2008. Our focus at Cerro Moro is to establish a high grade gold-silver resource amenable to open pit mining.

In Chile, the Company is preparing for a major drilling program on the Caspiche gold porphyry project, located between the Refugio mine (Kinross Mining) and the giant Cerro Casale gold project (Barrick Gold and Kinross Mining). Exeter has an option to acquire 100% of Caspiche from Minera Anglo American Chile Limitada and Empressa Minera Mantos Blancos S.A. (“Anglo”) by spending US$2.55 million on the project over five years, including 15,500 metres of drilling. Anglo will retain a 3% net smelter return in the project.

In southern Chile, Exeter is prospecting 48 gold, silver and base metal targets under a strategic agreement with Rio Tinto Mining and Exploration Limited.

As a result of recent political developments in Mendoza Province, Argentina, the further development of the advanced Don Sixto Gold Project has been put on hold. The Company recently filed suit in the Mendoza Courts challenging the constitutionality of the new legislation which has the effect of banning conventional mining in the province. The Company will, however, continue to work with authorities in Mendoza, and with representatives of other mining companies, to effect legislative amendment.

You are invited to visit the Exeter web site at www.exeterresource.com.

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President and CEO

For further information, please contact: B. Roxburgh, President or Rob Grey, VP Corporate Communications Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1.888.688.9592	Suite 1260, 999 West Hastings St. Vancouver, BC Canada V6C2W2 exeter@exeterresource.com

Safe Harbour Statement - This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995, including the Company’s belief as to future metallurgical recoveries and the timing of the commencement and completion of its drilling programs. These statements reflect the Company’s current belief and are based upon currently available information. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the Company.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION

(Registrant)

Date November 14, 2007

By:	/s/ Susan E. McLeod

Susan E. McLeod

Secretary